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                                                                      EXHIBIT 99

                                 June   , 2000

                                   [BRE LOGO]

Dear BRE Stockholder,

   We are furnishing you with this prospectus in connection with the distribution by BRE Properties, Inc., a Maryland corporation, of a substantial portion of the outstanding shares of common stock, par value $.01 per share, of VelocityHSI, Inc., a Delaware corporation. VelocityHSI was formed recently to carry out certain business services formerly offered and performed by BRE. VelocityHSI is a subsidiary of VelocityHSI Holdings, Inc., which is itself a subsidiary of BRE Properties, Inc.

   BRE will distribute the shares of VelocityHSI's common stock to holders of BRE shares on the basis of one share of VelocityHSI common stock for every five shares of BRE common stock held on June , 2000.

   We intend to also grant approximately 2,950,000 shares of VelocityHSI common stock to officers, directors and consultants of BRE and VelocityHSI who were instrumental in developing VelocityHSI ("Founders").

   Holders of options for BRE common stock will receive options for shares of VelocityHSI common stock through an option plan put in place by VelocityHSI. The number of shares underlying the VelocityHSI options will reflect the distribution ratio of one share of VelocityHSI common stock for every five shares of BRE common stock. The VelocityHSI options granted to BRE option holders are intended to mirror the terms of the options currently held by BRE option holders.

   Holders of units in BRE Property Investors LLC at the close of business on
June   , 2000 (other than BRE) who do not exchange their units for shares of
BRE common stock will receive warrants to acquire one share of VelocityHSI common stock for each five shares of BRE common stock issuable to the unit holder. Unitholders who exchange their units for shares of BRE common stock prior to June , 2000 will receive one share of VelocityHSI common stock for every five shares of BRE common stock and no warrants.

   No consideration will be payable by BRE shareholders for the VelocityHSI shares, nor will BRE shareholders be required to surrender or exchange shares of BRE, or take any other action in order to receive the VelocityHSI common stock.

   There is currently no public market for shares of VelocityHSI, although VelocityHSI anticipates that trading of the shares of VelocityHSI common stock may occur on the "over-the-counter" Bulletin Board.

   Shareholders of BRE with inquiries related to the distribution should contact BRE, Investor Relations Department at (415) 445-6500, or VelocityHSI's stock transfer agent, ChaseMellon Shareholder Services at (800) 368-8392. ChaseMellon is also acting as distribution agent for the distribution.


                                          Sincerely,

                                          /s/ Frank C. McDowell
                                              ---------------------------------
                                              President and CEO